Exhibit 99.2

Capital Product Partners L.P.	Computershare Trust Company, N.A. 150 Royall Street Suite V Canton Massachusetts 02021

CAPITAL PRODUCT PARTNERS L.P. RIGHTS OFFERING

THIS RIGHTS OFFERING EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 13, 2023, UNLESS THE SUBSCRIPTION PERIOD IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Capital Product Partners L.P. (the “Partnership”) has distributed to each holder of its common units representing limited partnership interests in the Partnership owned as of record (each an “Eligible Holder”) at 5:00 p.m. on November 24, 2023 (the “Record Date”), at no charge, one non-transferable right, for each common unit held as of the Record Date, to purchase 1.758657 common units of the Partnership at $14.25 per whole common unit (the “Rights”). The terms and conditions of the Rights offering are set forth in the Partnership’s Prospectus Supplement dated November 27, 2023 (as it may be amended or supplemented, and including the accompanying Base Prospectus, the “Prospectus”), which is incorporated into this Rights Certificate by reference. Capitalized terms used but not defined herein have the meanings set forth in the Prospectus. The owner of this certificate is entitled to the number of Rights, and is entitled to exercise the Rights for the number of common units, shown on this Rights Certificate.

THE RIGHTS ARE NON-TRANSFERABLE

The Rights are non-transferable and will not be quoted on any stock exchange or trading market.

NO OVERSUBSCRIPTION PRIVILEGE

The Rights do not entitle Eligible Holders to an oversubscription privilege.

SUBSCRIPTION PRICE

The subscription price for the Rights is $14.25 per whole common unit. The Partnership will not issue fractional common units in the Rights Offering. Fractional common units resulting from the exercise of the Rights as to any Eligible Holder will be eliminated by rounding down to the nearest whole common unit.

METHOD OF EXERCISE OF RIGHTS

IN ORDER TO EXERCISE YOUR RIGHTS, YOU MUST PROPERLY COMPLETE AND SIGN THIS RIGHTS CERTIFICATE ON THE BACK AND RETURN IT IN THE ENVELOPE PROVIDED, TOGETHER WITH PAYMENT IN FULL FOR AN AMOUNT EQUAL TO THE APPLICABLE SUBSCRIPTION PRICE MULTIPLIED BY THE TOTAL NUMBER OF COMMON UNITS THAT YOU ARE REQUESTING TO PURCHASE TO THE SUBSCRIPTION AGENT, COMPUTERSHARE TRUST COMPANY, N.A., TO BE RECEIVED BEFORE 5:00 P.M., ON DECEMBER 13, 2023.

Holder ID	COY	Class	Rights Qty Issued	Rights Cert #

123456789	XXXX	Rights	XXX.XXXXXX	12345678

Signature of Owner and U.S. Person for Tax Certification	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

1 2 3 4 5 6 7 8	C L S	X R T 2	C O Y C

03WQ4B

Full payment of the subscription price for each common unit you wish to purchase be must be made in U.S. dollars by (1) Personal Check drawn on a U.S. bank payable to “Computershare” or (2) wire transfer of immediately available funds. Please call the Information Agent for wire instructions at (888) 275-5885.

Payments will be deemed to have been received upon: (i) clearance of any uncertified check or (ii) receipt of collected funds sent via wire. If paying by uncertified check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, Rights holders who wish to pay the subscription price by means of uncertified check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date.

Payments of the subscription price for the common units will be held in a bank account by the Subscription Agent until five business days following the Expiration Date, unless the Partnership withdraws or terminates the Rights offering. No interest will be paid to you on the funds you deposit with the Subscription Agent. You will not receive any interest on the payments held by the Subscription Agent before your common units have been issued to you or your payment is returned to you, without interest, because your exercise has not been satisfied for any reason.

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY

SECTION 1: OFFERING INSTRUCTIONS (check the appropriate boxes)
IF YOU WISH TO SUBSCRIBE FOR YOUR FULL ENTITLEMENT OF RIGHTS:

☐	I apply for ALL of my entitlement of new		x 1.758657 =	x $14.25 =	$
	common units pursuant to the Rights	(no. of rights)		(no. of new common units) (per common unit)

EXAMPLE: If you own 1,000 common units, your Rights permit the purchase of 1,758 common units (1,000 Rights *

1.758657 = 1,758.66 with fractional common units rounded down to the nearest whole number).

 IF YOU DO NOT WISH TO APPLY FOR YOUR FULL ENTITLEMENT OF RIGHTS:

☐	I apply for		x $14.25 =	$
		(no. of new common units)	(per common unit)

		Amount of check or money order enclosed		$

 IF YOU DO NOT WISH TO EXERCISE YOUR RIGHT TO SUBSCRIBE:

 Please disregard this mailing.

SECTION 2: SUBSCRIPTION AUTHORIZATION:

I acknowledge that I have received the Prospectus for this offering of Rights and I hereby subscribe for the number of common units indicated above on the terms and conditions specified in the Prospectus relating to the Rights offering.

Signature of Subscriber(s) (and address if different than that listed on this Subscription Certificate)
Telephone number (including area code)

Please complete all applicable information and return to: COMPUTERSHARE TRUST COMPANY, N.A.

By First Class Mail: Computershare Trust Company, N.A., Corporate Actions Voluntary Offer, P.O. Box 43011, Providence, RI 02940-3011

By Express Mail or Overnight Delivery: Computershare Trust Company, N.A., Corporate Actions Voluntary Offer, 150 Royall Street, Suite V, Canton, MA 02021

DELIVERY OF THIS SUBSCRIPTION CERTIFICATE TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Any questions regarding this Subscription Certificate and Subscription Rights Offering may be directed to the Information Agent, Georgeson toll free at (888) 275-5885.